FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005

Legrand Holding S.A.
(Translation of registrant’s name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: Legrand group announces plan to acquire a controlling interest in the Zucchini group

Press release

Paris / January 24, 2005

Legrand confirms return to strategy of targeted acquisitions

Legrand group announces plan to acquire a controlling interest in the Zucchini group

The Legrand group has just signed an agreement – subject to regulatory approval – for the acquisition of a controlling stake in Zucchini, the market leader in Italy for prefabricated busbar systems.

Based in Brescia in northern Italy, Zucchini reported sales of approximately €50 million in 2004. With three factories in Italy and commercial subsidiaries in main European countries, it employs close to 280 people.

This announcement confirms Legrand’s interest in targeted acquisitions of recognized market leaders in their field of competence.

________________________________

Legrand is the world specialist in products and systems for electrical installations and information networks used in residential and commercial buildings and in industry. Its catalogues feature over 130,000 products and it operates in over 60 countries, employing approximately 26,000 people

Financial Communication:	Press:
Legrand François Poisson Tél. +33 (0)1 49 72 53 53 Fax +33 (0)1 43 60 54 92	Publicis Consultants Raphaëlle Rico Tél. +33 (0)1 44 43 75 90 Fax +33 (0)1 44 43 75 65

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A. Date: January 24, 2005

By:	/s/ PATRICE SOUDAN

Name:	Patrice Soudan
Title:	Chief Financial Officer